Exhibit 21.1
List of Subsidiaries
as of December 31, 2005

Name	State of Incorporation
CTI Billing Solutions Inc.	Delaware
CTI Delaware Holdings Inc.	Delaware
CTI Data Solutions (USA) Inc.	Delaware
Centillion Data Systems LLC.	Delaware
XC, LLC.	Indiana

Name	Country of Incorporation
CTI Data Solutions Ltd.	United Kingdom
CTI Billing Solutions Ltd.	United Kingdom

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